EXHIBIT 99.1

STEP OUT DRILLING AT PANUCO EXPANDS THE SAN ANTONIO VEIN ALONG STRIKE AND DOWN DIP

VANCOUVER, BC, July 6, 2022 /CNW/ -  Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from seven new drill holes targeting the San Antonio vein along the Cordon del Oro Vein Corridor, at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results expand mineralization at the San Antonio Vein beyond the boundary of the March 2022 maiden resource estimate by over 100 metres along strike and down dip.

Highlights

  CO-22-51 returned 992 g/t AgEq over 6.40 mTW (621 g/t silver and 5.76 g/t gold)
  CO-22-53 returned 281 g/t AgEq over 7.50 mTW (213 g/t silver and 1.15 g/t gold)
  CO-22-54 returned 676 g/t AgEq over 4.50 mTW (549 g/t silver and 2.29 g/t gold)
  CO-22-56 returned 671 g/t AgEq over 2.00 mTW (355 g/t silver and 4.75 g/t gold)
  Acquisition of a key inset claim to control the entire 1,800m length of the San Antonio vein

"Vizsla continues to test target areas in the Central portion of the district in parallel with resource growth at Napoleon and Tajitos-Copala", commented Michael Konnert, President and CEO. "These wide, high-grade intersections announced today are the reward for this strategy, with San Antonio demonstrating that the Cordon del Oro Corridor has significant potential to become another important resource centre at Panuco. Drilling has now expanded San Antonio mineralization outside of the maiden resource by over 100 metres in both strike length and depth, underpinned by a high-grade precious metal rich shoot, which remains open. Furthermore, the acquisition of a key inset claim now provides Vizsla with an additional approximately 250 metres of mapped vein strike to be explored with drilling, which hosts historic workings and multiple high-grade surface results. At the district scale, even with the rapid pace of discoveries and resource growth, today's results reinforce that only a small percentage of the identified targets on the Project have been drilled and that Vizsla remains in the initial stages of defining Panuco's full silver and gold endowment."

Figure 1: Plan map of recent drilling along the eastern end of the San Antonio Vein (CNW Group/Vizsla Silver Corp.)

About the San Antonio Vein

The Cordon del Oro Vein Corridor is a fault-vein zone located in the central portion of the district that trends roughly north-northwest and dips moderately to the east. Mapping and sampling have traced the main structure over approximately 7.6 km of strike length, with local widths exceeding 15 meters. Cordon del Oro is one of the major northwest trending vein corridors at Panuco and is interpreted to be exposed at a shallower level of erosion compared to that of Napoleon and Tajitos. Artisanal-scale mining has occurred within the corridor along select high-grade mineralized shoots, however, Vizsla is not aware of any drilling completed by previous operators testing mineralization at depth. Company geologists suspect that the intermittent silver and gold mineralization encountered at shallow levels in the epithermal system deterred historic miners from going deeper and believe the potential for preserved mineralization at depth remains high.

The San Antonio Vein represents a splay off the main Cordon del Oro Vein and currently hosts an estimated in-situ indicated resource of 0.2Moz AgEq grading 210 g/t AgEq and an in-situ inferred resource of 0.2Moz AgEq grading 186 g/t AgEq (The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco).

The San Antonio Vein has now been traced over 325 metres along strike and to a depth of 300 m below surface. The Vein is predominantly hosted by rhyolite tuffs and is composed of banded and massive epithermal quartz. Previously reported intercepts returned up to 705 g/t Ag and 6.64 g/t Au (1,283 g/t AgEq) over 2.07 metres at shallow elevations (less than 100 metres below surface) (see press release dated July 28, 2021).

Today's reported intercepts confirm the continuity of high-grade mineralization down dip to the east – southeast, outlining a high-grade shoot with dimensions of over 200 metres by 150 metres. The Company plans to continue exploring the mineralized shoot along trend of the high grades both to the east and west, where surface sampling has returned values up to 4,244 g/t AgEq.

Claim Acquisition

Vizsla recently acquired the San Antonio claim (7 Ha) situated on the central portion of the San Antonio Vein. This acquisition allows for ongoing exploration to continue immediately west of open, high-grade drill intercepts and results in the Company owning 100% of the entire, 1,800 metre strike length of San Antonio vein.  The Company plans to mobilize a second drill rig in August to test the full extent of mineralization along both the San Antonio Vein and greater Cordon del Oro Corridor.

Figure 2: San Antonio Vein Contour Longitudinal Section. The section is inclined along the dip of the structure. (CNW Group/Vizsla Silver Corp.)

Figure 3: San Antonio cross section with significant intercepts. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True Width	Ag	Au	AgEq	Comments

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CO-22-51	129.35	144.55	15.20	6.40	621	5.76	992	San Antonio
Inc.	139.10	140.45	1.35	0.57	2,940	34.20	5,195
Inc.	140.45	141.80	1.35	0.57	1,410	16.25	2,481
CO-22-52	129.60	141.20	11.60	6.00	124	0.37	142	San Antonio
Inc.	129.60	130.90	1.30	0.67	538	1.19	586
Inc.	140.70	141.20	0.50	0.26	196	0.51	219
And	154.20	163.65	9.45	4.89	122	0.60	156	FW Splay
Inc.	154.20	155.10	0.90	0.47	131	1.07	198
Inc.	155.10	155.90	0.80	0.41	240	1.41	325
Inc.	156.85	157.80	0.95	0.49	183	0.80	227
Inc.	157.80	159.25	1.45	0.75	190	0.87	239
CO-22-53	153.05	164.25	11.20	7.50	213	1.15	281	San Antonio
Inc.	161.85	162.75	0.90	0.60	908	4.02	1,134
Inc.	163.40	164.25	0.85	0.57	750	4.04	988
CO-22-54	127.50	132.00	4.50	3.15	549	2.29	676	HW Splay
Inc.	129.50	130.95	1.45	1.01	1,250	4.96	1,519
And	159.50	160.25	0.75	0.53	87	1.00	153	San Antonio
CO-22-55	127.50	129.30	1.80	1.54	165	0.71	205	HW Splay
CO-22-55	142.75	147.65	4.90	4.20	202	1.19	273	San Antonio
Inc.	144.80	145.60	0.80	0.69	475	2.99	657
CO-22-56	167.55	170.45	2.90	2.00	355	4.75	671	San Antonio
Inc.	169.00	170.45	1.45	1.00	578	7.95	1,110
CO-22-58	154.90	157.65	2.75	2.01	226	1.29	303	San Antonio
Inc.	154.90	156.00	1.10	0.80	414	2.47	563

Table 1: Downhole drill intersections from the holes completed along the San Antonio vein in the Cordon Colorado Vein Corridor.

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release were estimated for the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CO-22-51	408,207	2,588,430	1086	320	-77	258
CO-22-52	408,213	2,588,431	1086	57	-77	216
CO-22-53	408,121	2,588,380	1100	48	-62	302
CO-22-54	408,121	2,588,380	1100	53	-70	218
CO-22-55	408,122	2,588,384	1100	13	-64	258
CO-22-56	408,122	2,588,384	1100	13	-70	279
CO-22-58	408,213	2,588,432	1086	91	-79	248

Table 2: San Antonio vein drillhole details. Coordinates in WGS84, Zone 13.

Corporate Update

The Company also announces that Stuart Smith has resigned from the Board of Directors to focus his efforts on other professional ventures.

"Stuart's contributions have been instrumental to Vizsla's success," said Michael Konnert, President, and CEO. "On behalf of the Board of Directors, I would like to thank Stuart for his invaluable service over the years and wish him the best of luck in his future endeavours."

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1Moz AgEq and an in-situ inferred resource of 45.6Moz AgEq (see Company news release dated March 1, 2022).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling designed to upgrade and expand the maiden resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's  management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Website: www.vizslasilvercorp.ca

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 06-JUL-22